SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

iBASIS, INC.
(Name of Subject Company (Issuer))

KPN B.V.
(Offeror)

KONINKLIJKE KPN N.V.
(Parent of Offeror)

CELTIC ICS INC.
(Wholly Owned Subsidiary of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

450732201
(CUSIP Number of Class of Securities)

Michel Hoekstra
Koninklijke KPN N.V.
Maanplein 55
2516 CK, The Hague, The Netherlands
+31 70 446 2093

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Mark I. Greene, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

CALCULATION OF FILING FEE
Transaction Valuation(1)	Amount of Filing Fee(2)
$48,216,244	$2,690

(1)           Estimated for purposes of calculating the filing fee only.  This amount is determined by multiplying 31,107,254 shares of common stock, par value $0.001 per share (the “Shares”), of iBasis, Inc. (the “Company”) by $1.55 per Share, which is the offer price.  Such number of Shares represents the 71,228,328 Shares issued and outstanding as of July 24, 2009, as reported in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on July 30, 2009, less the 40,121,074 Shares already owned by KPN B.V.

(2)           The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, by multiplying the transaction value by .0000558.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,690	Filing Party: Koninklijke KPN N.V., KPN
B.V., Celtic ICS Inc.
Form or Registration No.: Schedule TO-T	Date Filed: July 28, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) with the Securities and Exchange Commission on July 28, 2009 by (i) KPN B.V., a private limited liability company organized under the laws of The Netherlands (“Purchaser”) and a wholly owned subsidiary of Koninklijke KPN N.V., a public company incorporated under the laws of The Netherlands (“Parent”), (ii) Parent and (iii) Celtic ICS Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Purchaser.  The Schedule TO relates to the offer (the “Offer”) by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of iBasis, Inc., a Delaware corporation (the “Company”), that are not already owned by Purchaser at a purchase price of $1.55 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 28, 2009 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal.

Item 11.                  Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by the following information:

(a)(5)                On August 3, 2009, the Company filed a complaint in the Court of Chancery of the State of Delaware against Parent, Purchaser, Merger Sub, and individual officers and members of the Supervisory Board and Board of Management of Parent (the “Defendants”).  In the action, captioned as iBasis, Inc. v. Koninklijke KPN N.V., et al., Civil Action No. 4774-VCS (the “iBasis Delaware Action”), the Company alleges that (i) Parent and two individual defendants breached their fiduciary duty to the Company and its minority stockholders, including their duties to (a) make full and fair disclosure and (b) act in accordance with duties of care, loyalty and good faith; (ii) Parent, Merger Sub, and certain individual defendants aided and abetted such breaches of fiduciary duty by knowingly participating in the breaches; (iii) the Defendants conspired to articifially depress the share price of the Company in order to purchase the remaining shares at a grossly unfair price through the Offer; (iv) Parent and Purchaser fraudulently induced the Company to enter the 2007 Transaction (as defined in the Offer to Purchase); and (v) Purchaser, Parent, and Merger Sub breached their fiduciary duty to the minority stockholders of the Company by (a) making a tender offer that was grossly inadequate and coercive and (b) not disclosing all material facts.  The Company seeks (i) to preliminarily and permanently enjoin Parent and Purchaser from soliciting any shares pursuant to, and/or consummating, the Offer, (ii) to preliminarily and permanently enjoin Parent and Purchaser from exercising any rights to vote in connection with the Shares they hold directly or indirectly, (iii) a declaration that the Defendants have breached their fiduciary obligations or aided and abetted such breaches, (iv) a declaration that the Defendants have conspired to artificially depress the share price of the Company in order to purchase the remaining shares at a grossly unfair price, (v) a declaration that Parent and Purchaser committed fraud, (vi) an award of the Company’s costs, fees, and expenses in the action, and (vii) such other relief as the court may deem just and proper.

The Defendants believe that the iBasis Delaware Action is entirely without merit and that they have valid defenses to all claims.  The outcome of this matter and the potential amount of any loss are uncertain and we express no opinion as to the likelihood of an unfavorable outcome.

Item 12.                  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented with the following information:

(a)(1)(ix)	Press release issued by Parent on August 6, 2009
(a)(5)(i)
Complaint filed by the Company on August 3, 2009 in action captioned as iBasis, Inc. v. Koninklijke KPN N.V., et al., Civil Action No. 4774-VCS, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(9) to Amendment No. 2 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on August 4, 2009)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KPN B.V.
by KONINKLIJKE KPN N.V., its sole director

By	/s/ Michel Hoekstra
Name: Michel Hoekstra
Title: Corporate Legal Officer & Attorney-in-Fact

Date: August 6, 2009

KONINKLIJKE KPN N.V.

By	/s/ Michel Hoekstra
Name: Michel Hoekstra
Title: Corporate Legal Officer & Attorney-in-Fact

Date: August 6, 2009

CELTIC ICS INC.

By	/s/ Michel Hoekstra
Name: Michel Hoekstra
Title: Secretary

Date: August 6, 2009

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated July 28, 2009
(a)(1)(ii)	Letter of Transmittal
(a)(1)(iii)	Notice of Guaranteed Delivery
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(vi)	Summary Advertisement published in the Wall Street Journal on July 28, 2009
(a)(1)(vii)	Letter dated July 12, 2009 to the board of directors of iBasis, Inc. (incorporated by reference to Exhibit D to the Schedule 13D amendment filed by Purchaser, Parent and Merger Sub on July 13, 2009)
(a)(1)(viii)	Press release issued by Parent on July 13, 2009 (incorporated by reference to Exhibit E to the Schedule 13D amendment filed by Purchaser, Parent and Merger Sub on July 13, 2009)
(a)(1)(ix)	Press release issued by Parent on August 6, 2009
(a)(5)(i)
Complaint filed by the Company on August 3, 2009 in action captioned as iBasis, Inc. v. Koninklijke KPN N.V., et al., Civil Action No. 4774-VCS, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(9) to Amendment No. 2 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on August 4, 2009)

(b)
Euro 1,500,000,000 Syndicated Revolving Credit Agreement dated as of August 16, 2006 among Parent, ABN AMRO Bank N.V., as facility agent, an original lender, a mandated lead arranger, euro swingline agent  and dollar swingline agent, and the other financial institutions party thereto (incorporated by reference to Exhibit C to the Schedule 13D amendment filed by Purchaser, Parent and Merger Sub on July 13, 2009)

(c)(i)	Presentation of Morgan Stanley dated July 8, 2009
(c)(ii)	Presentation of Morgan Stanley dated June 3, 2009
(d)(i)	Share Purchase and Sale Agreement dated as of June 21, 2006 between the Company and Purchaser
(incorporated by reference to Exhibit 2 to the Schedule 13D amendment filed by Purchaser and Parent on October 11, 2007)
(d)(ii)
Amendment No. 1 dated as of December 18, 2006 to Share Purchase and Sale Agreement between the Company and Purchaser (incorporated by reference to Exhibit 3 to the Schedule 13D amendment filed by Purchaser and Parent on October 11, 2007)

(d)(iii)
Amendment No. 2 dated as of April 26, 2007 to Share Purchase and Sale Agreement between the Company  and Purchaser (incorporated by reference to Exhibit 4 to the Schedule 13D amendment filed by Purchaser and Parent on October 11, 2007)

(d)(iv)
Amendment No. 3 dated as of August 1, 2007 to Share Purchase and Sale Agreement between the Company  and Purchaser (incorporated by reference to Exhibit 5 to the Schedule 13D amendment filed by Purchaser and Parent on October 11, 2007)

(d)(v)
Registration Rights Agreement dated as of October 1, 2007 between the Company and Purchaser (incorporated by reference to Exhibit 4.01 to the Current Report on Form 8-K filed by the Company on October 5, 2007)

(d)(vi)	Second Amended and Restated By-laws of the Company (incorporated by reference to Exhibit 3.01 to the Current Report on Form 8-K filed by the Company on October 5, 2007)
(d)(vii)	Amendment No. 1 to the Second Amended and Restated By-laws of the Company (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company on November 14, 2007)
(f)	Section 262 of the General Corporation Law of the State of Delaware (included as Schedule II to the Offer to Purchase)
(g)	None
(h)	None
(i)	Power of Attorney dated as of July 11, 2009